Via Federal Express

April 2, 2009

Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: MDwerks, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 333-118155

Dear Mr. Krikorian:

We have submitted today for filing a response to the comments we received from the SEC in the letter dated March 18, 2009 by Stephen Krikorian, Accounting Branch Chief.

For your convenience, we are sending you courtesy copies of the response via Federal Express.

Form 10-KSB for the Fiscal Year Ended December 31, 2007
Notes to Consolidated Financial Statements, page F-7
Note 4 – Notes Payable, page F-11

1.
Your response to prior comment number 2 appears to refer to guidance provided for in FASB Staff Position APB 14-1, which is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years; early adoption is not permitted.  Please note that our prior comment referred to Accounting Principles Board (APB) Opinion Number 14.

2.
We reissue our prior comment since your response to prior comment number 2 does not address the question underlying that comment.  Tell us why the proceeds of the transactions represent the fair value of the notes or preferred shares.  That is, the theoretical value is simply the sum of the face value of the note and the fair value of the warrants.  Explain why the face value of the note is being used as a substitute for fair value of the notes.  The face value and fair value are typically different amounts.  Please advise.

MDwerks, Inc.
1020 NW 6th Street – Suite I, Deerfield Beach, FL 33442
Tel (954) 389-8300   Fax (954) 427-5871

Response:

Included below are Relative Fair Value calculations which use a FMV calculation for the debt and temporary equity (as suggested by APB 14) which does not yield a result materially different than that used by the Company.  This Relative Fair Value Calculation uses an 8% dividend rate with discounting the cash flows at a 15% FMV yield. The effect of reducing the face value, using a market risk rate of 15%, does not materially impact the overall allocation of proceeds from the Company’s original calculation. It further introduces another level of estimate (judgment), without a corresponding judgment factor being applied to the Black Scholes result.  The company believes the method is close enough to the Company’s calculation and, therefore, is not suggesting an adjustment.

The Company utilized a calculation that included the value of the warrants and the principal to determine the discount.  The Company believes that the relative fair values of the warrants and the debt are captured in its methodology, which is the goal of the calculation and that this is closer to the economic reality of the transactions.

Gottbetter 10/19/06 Note Calculations:
	Company Calculation	Relative Fair Value Calculation

Principal Face Value	2,500,000.00
Conversion Rate	2.25
Conversion Shares	1,111,111.11
FMV Stock	3.05
FMV Notes at 15% Yield		2,215,500.95

D Warrants	187,500.00
FMV Black Scholes	2.82
Warrants FMV	528,750.00	528,750.00

E Warrants	187,500.00
FMV Black Scholes	2.77
Warrants FMV	519,375.00	519,375.00

Total D & E Warrants	375,000.00	375,000.00

Total Warrants FMV	1,048,125.00	1,048,125.00
Total Theoretical Value	3,548,125.00	3,263,625.95
% Allocated to Warrants	30%	32%
FMV Warrants Discount [A]	738,506.25	802,883.83

Allocation to BCF	1,761,493.75	1,697,116.17
Conversion Shares	1,111,111.11	1,111,111.11
Effect Conversion Rate	1.59	1.53
FMV Stock	3.05	3.05
BCF per Share	1.46	1.52
Full BCF no limit [B]	1,627,395.14	1,691,772.72
Full BCF limit	1,761,493.75	1,697,116.17
Total Discount [A+B]	2,365,901.40	2,494,656.55

Vicis 9/28/07 Temporary Equity Calculations:

	Company Calculation	Relative Fair Value Calculation

Principal Face Value	2,000,000.00
Conversion Rate	2.25
Conversion Shares	888,888.89
FMV Stock	0.77
FMV Notes at 15% Yield		1,772,400.76

F Warrants	1,500,000.00
FMV Black Scholes	0.63
Warrants FMV	945,000.00	945,000.00

G Warrants	1,000,000.00
FMV Black Scholes	0.62
Warrants FMV	620,000.00	620,000.00

Total F & G Warrants	2,500,000.00	2,500,000.00

Total Warrants FMV	1,565,000.00	1,565,000.00
Total Theoretical Value	3,565,000.00	3,337,400.76
% Allocated to Warrants	44%	47%
FMV Warrants Discount[A]	877,980.36	935,855.60

Allocation to BCF	1,122,019.64	1,062,144.40
Conversion Shares	888,888.89	888,888.89
Effect Conversion Rate	1.26	1.19
FMV Stock	0.77	0.77
BCF per Share	(0.49)	(0.42)
Full BCF no limit [B]	(437,575.19)	(377,699.95)
Full BCF limit	1,122,019.64	1,062,144.40
Total Discount [A+B]	440,405.17	560,155.65

Very truly yours,

/s/ David M. Barnes

MDwerks, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities law of the United States.

Signature	Title	Date

/s/ David M. Barnes	Chief Executive Officer and Director	April 2, 2009
David M. Barnes	(Principal Executive Officer)

/s/ Vincent Colangelo	Chief Financial Officer and Secretary	April 2, 2009
Vincent Colangelo	(Principal Financial Officer)